THE VANGUARD GROUP, INC.
                             100 VANGUARD BOULEVARD
                                MALVERN, PA 19355

                       SEED CAPITAL CONTRIBUTION AGREEMENT

                                  May 14, 2004


The Board of Trustees
Vanguard CMT Funds
100 Vanguard Boulevard
Malvern, PA 19355


Ladies and Gentlemen:

         In order to provide Vanguard CMT Funds (the "Trust") with its initial capital, The Vanguard Group, Inc. (the "Purchaser") is hereby purchasing from the Trust 100,000 shares of beneficial interest, $0.001 par value, of Vanguard Market Liquidity Fund (the "Shares"), at a purchase price of $1.00 per Share, for a total purchase price of $100,000. This agreement shall be subject to and construed consistent with Section 14(a) of the Investment Company Act of 1940, as amended.

         The Purchaser is aware that the Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), on the basis that the sale of such shares will be exempt under Section 4(2) of the Act as not involving any public offering. Reliance on such exemption is predicated, in part, on the Purchaser's representation and warranty to the Trust that the Shares are being acquired for the Purchaser's own account for investment purposes and not with a view to the distribution or redemption thereof, and that the Purchaser has no present intention to dispose of the Shares. The Purchaser further represents that it will not take any action which will subject the sale of the Shares to the registration provisions of the Act.


                                  Sincerely,

                                  THE VANGUARD GROUP, INC.



                                  By: /S/ R. GREGORY BARTON
                                      ----------------------------------
                                          R. Gregory Barton
                                          Secretary